Filed Pursuant To Rule 433
Registration No. 333-153150
March 5, 2009
Published in the March/April 2009 issue of Private Wealth Magazine
Investing in Gold: The Strategic Case for High-Net Worth Investors
By Natalie Dempster
Interest in gold has soared among private investors in recent months, as a financial crisis unmatched since the Great Depression has created a demand for traditional safe havens. For the high-net-worth investor, the case for gold is particularly compelling. Moreover, the advent of gold ETFs means that accessing the gold market has never been easier.
Gold is a unique financial asset in that it has no counterparty risk—a highly desirably trait amid the mistrust and uncertainty prevailing in financial markets. But a strategic allocation to gold can offer more than safety in times of financial distress. Gold’s lack of correlation with other mainstream financial assets means it can help diversify a portfolio and boost risk-adjusted returns regardless of the health of the financial sector or broader economy. Gold also has a long history as an inflation hedge, outperforming bonds and equities in high inflation years. Although the deepening recession means that inflation may be off the immediate economic radar, many high-net-worth investors are concerned about the long-term inflationary impact of the massive government rescue packages being injected into the market.
Gold Has Surged
The deterioration in global economic and financial conditions triggered a surge in identifiable investment demand in gold in the third quarter, to 382 tonnes—up 179% from the previous quarter and 56% from a year ago. Gold ETFs, securities traded like a stock but backed by physical gold that have proved particularly popular with high-net-worth investors, enjoyed record inflows of 150 tonnes during the quarter. The peak came in mid-September following the collapse of Lehman Brothers, when holdings surged by an unprecedented 111 tonnes—the equivalent of $7 billion—in five consecutive trading days. At the same time, retail investment in bars and coins rose by a staggering 121%, to 232 tonnes.

Gold’s lack of counterparty risk was no doubt a factor in the steep rise in demand, but it’s lack of correlation to the mainstream financial market also made it stand out in the ongoing crisis—and underscored the broad role gold can play as a portfolio diversifier.
The correlation coefficients between gold and a range of U.S. assets are shown in the chart below (Figure #1). It shows that over the past five years, the correlation between gold and each of the equity and bond indices, with the exception of global treasuries, has been close to zero. Research1 suggests that putting as little as 2% to 4% of a portfolio—closer to 10% for riskier portfolios—into gold can help optimize its risk-return balance.
The lack of correlation between gold and other assets reflects the unique drivers of supply and demand in the gold market. These drivers include exploration spending, mine production, producer costs, producer hedging, seasonal demand in the jewelry sector and changes in official reserve holdings. Although some of the drivers of investment demand for gold, such as inflation and dollar depreciation, may also impact other financial assets, they do not generally do so in the same manner and their effect on the correlations is simply not strong enough to negate other influences.

[1]	Gold as a Strategic Asset, by Michaud, Michaud and Pulvermacher (2006).

The unique drivers of supply and demand mean that changes in the gold price do not correlate with changes in U.S. economic growth, either (see Figure #2). Since the gold price was fully freed in 1971, there have been times when gold price has fallen as the economy has slowed, as it did between first quarter 1988 and first quarter 1991, when U.S. economic growth slowed from 4.3% yoy to -1.0% yoy, and the gold price declined from $456.95/oz to $355.65.oz. Equally, there have been times when the reverse has been true. Between second quarter 2004 and third quarter 2008, for example, U.S. economic growth slowed from 4.1% to 0.8%, while the gold price increased from $394.25/oz to $844.50/oz.
Since 1971, there have been five recessions, according to the National Bureau of Economic Research, the organization charged with identifying the U.S. economy’s official business cycles. The recessions took place between November 1973 and March 1975; January 1980 and July 1980; July 1981 and November 1982; July 1990 and March 1991, and March 2001 and November 2001.
In the first recession, the gold went up 88%. During the second recession, it fell slightly. In the third and fifth recessions it rose moderately. In the fourth recession, the price fell by 4%. In short, there has been no clear pattern in the behavior of gold during an economic downturn. This suggests that the current recession will not necessarily have negative implications for the gold price.
An Inflation Hedge
While many high-net-worth investors are worrying about how the recession will impact their portfolios, inflation remains a threat. While bonds and equities often perform poorly in a high inflation environment, gold and commodities generally perform at their best. Since 1971, the U.S. Consumer Price Index has averaged over 5% in nine years. Domestic and global equities fell in five of those high-inflation years, rose in four, and posted an average decline of 0.5% over the nine years. Long-dated treasuries did not fare much better: they also fell in five years and rose in four, although they managed to post an average increase of 1.5%. Commodities, as measured by the Goldman Sachs Commodity Index, increased in seven out of the nine years and rose by 9% on average. Gold rose in six years, fell in three, and posted an average return of 31%.

How To Buy Gold
The gold market is deep and liquid and can be accessed by high-net-worth investors in many ways. Perhaps the most obvious way is to buy investment coins or small bars, available from bullion dealers around the world. Investment coins need to be distinguished from numismatic coins, whose price may include a premium due to their rarity or collectability. Coins and bars are available in a variety of weights and sizes, ranging from 1/20 ounce coins up to 400 ounce gold bars. Bars at the upper end of the range would need to be purchased from a bullion bank, rather than a retail coin and bar dealer.
Gold bullion banks also offer “gold accounts.” When a customer orders gold, the bank will buy the gold on their behalf and book it to the account electronically. These accounts come in two forms: allocated and unallocated. An allocated account is like keeping gold in a safety deposit box. The gold is stored in a vault that is owned and managed by a recognized bullion dealer or depository. Bars or coins are numbered and identified by hallmark, weight and fineness, and allocated to each investor, who pays the custodian for storage and insurance. The holder of gold in an allocated account has full ownership of the gold and the bullion dealer or depository that owns the vault where the gold is stored may not trade, lease or lend the bars except on the specific instructions of the account holder. In an unallocated account, investors do not own specific bars or coins. Traditionally, one advantage of unallocated accounts has been the lack of any storage and insurance charges, because the bank reserves the right to lease the gold out. But this means that investors are exposed to the creditworthiness of the bank or dealer providing the service in the same way as they would be with any other kind of account. As a general rule, bullion banks do not deal in quantities under 1000 ounces.
Gold exchange-traded funds are the newest way to buy gold. These combine the flexibility and ease of equity trading with the security provided by an investment in physical gold. There are several gold exchange-traded funds listed on stock exchanges around the world.
The largest is SPDR Gold Shares, or GLD, which is listed on the NYSE/Arca platform. SDPR Gold Shares represent an undivided beneficial interest in a trust, the sole assets of which are gold bullion. The shares are designed to track the price of gold, minus the expenses of administering the trust. The shares are 100%-backed by physical gold bullion, which is held in the form of 400-ounce London Good Delivery bars stored in an allocated account in the London vaults of HSBC Bank. The fact that the gold is held in allocated form is one reason why GLD — like physical coins and bars — has proved so popular during the current credit crisis, as investors have balked at the idea of any form of counterparty risk.
Gold certificates also offer investors a method of holding gold without taking physical delivery. Issued by individual banks, particularly in countries like Germany and Switzerland, they confirm an individual’s ownership while the bank holds the metal on the client’s behalf. The client thus saves on storage and personal security issues, and gains liquidity in terms of being able to sell portions of the holdings (if need be) by simply telephoning the custodian. The Perth Mint also runs a certificate program that is guaranteed by the government of Western Australia and is distributed in a number of countries.
Banks also offer a number of structured products on gold, while commodity exchanges offer futures and options. Investors can also gain an exposure to movements in the gold price by investing in gold mining equities directly or in gold funds. Gold funds are likely to differ in their structure. It would be misleading to equate investment in a gold mining equity with direct investment in gold bullion as there are some significant differences. The appreciation potential of a gold mining company share depends on market expectations of the future price of gold, the costs of mining it, the likelihood of additional gold discoveries and several other factors.

Gold has been valued as a global currency, a commodity, an investment and simply an object of beauty for thousands of years, but its unique investment characteristics make it just as relevant for today’s high net worth investor.
For more information on investing in gold see: http://www.invest.gold.org/

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.